SCHEDULE 13G

Amendment No. 6
COLT Telecom Group Plc
Ordinary Shares
Cusip # G22944121

Cusip # G22944121
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	345,845,160
Item 6:	0
Item 7:	345,845,160
Item 8:	0
Item 9:	345,845,160
Item 11:	49.35%
Item 12:	    HC

Cusip # G22944121
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	345,845,160
Item 8:	0
Item 9:	345,845,160
Item 11:	49.35%
Item 12:	IN

Cusip # G22944121
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	345,845,160
Item 8:	0
Item 9:	345,845,160
Item 11:	49.35%
Item 12:	    IN


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

This Schedule 13G is filed solely to correct a clerical error contained in the report filed for the year ended December 31, 2000. This Schedule 13G contains the Reporting Persons' beneficial ownership as of December 31, 2000.

Item 1(a).	Name of Issuer:

		COLT Telecom Group Plc

Item 1(b).	Name of Issuer's Principal Executive Offices:

		15 Marylebone Road
		London, NW15JD
		United Kingdom

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Ordinary Shares

Item 2(e).	CUSIP Number:

		G22944121

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with
Section 240.13d-1(b)(ii)(G).  (Note:  See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	345,845,160

	(b)	Percent of Class:	49.35%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	345,845,160

	(ii)	shared power to vote or to direct the vote:	0

	(iii)	sole power to dispose or to direct the disposition of:	345,845,160

	(iv) 	shared power to dispose or to direct the disposition of:	  0

Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

		Various persons beneficially own and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of COLT Telecom Group Plc.
		The interest of Colt, Inc. in the ordinary shares of COLT Telecom Group Plc amounted to 156,742,081 shares or 22.37% of the total ordinary shares deemed to be outstanding at December 31, 2000.
		The interest of Fidelity Investors Limited Partnership in the ordinary shares of COLT Telecom Group Plc amounted to 131,049,559 shares or 18.70% of the total ordinary shares deemed to be outstanding at December 31, 2000.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A, B, and C.

Item 8.	Identification and Classification of Members of the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	Not applicable.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with FMR Corp.'s beneficial ownership of the Ordinary Shares of COLT Telecom Group Plc at December 31, 2000 is true, complete and correct.

	October 10, 2001
Date


	/s/Eric D. Roiter
Signature


	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries


				Exhibit A
SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

		Colt, Inc. ("COLT"), 82 Devonshire Street, Boston, Massachusetts 02109, an indirect wholly-owned subsidiary of FMR Corp., is the beneficial owner of 156,742,081 shares or 22.37% of the ordinary shares deemed to be outstanding of COLT Telecom Group Plc ("the Company"). On September 27, 2001 COLT, Inc. transferred 53,000,000 shares beneficially owned by COLT, Inc., or 7.56% of the ordinary shares deemed to be outstanding at December 31, 2000, to The COLT, Inc. 2001 Annuity Trust and 5,000,000 shares beneficially owned by COLT, Inc., or 0.71% of the ordinary shares deemed to be outstanding at December 31, 2000, to The COLT, Inc. 2001 Charitable Trust (together, the "COLT Trusts"). The Trustee of the COLT Trusts is Fidelity Management Trust Company, a direct wholly-owned subsidiary of FMR Corp. Under the trust agreements for the COLT Trusts, COLT, Inc. has retained the sole power to direct the voting by the trustee of the shares held in the COLT Trusts. Under the trust agreement for the The COLT, Inc. 2001 Annuity Trust, the trustee has agreed not to dispose of any of the shares held in the trust during the five-year term of the trust (other than in payment of the annuity amount). During the five-year term of The COLT, Inc.
	2001 Charitable Trust, the trustee has the sole power to dispose of the shares held in the trust.

		Edward C. Johnson 3d, Chairman and Chief Executive Officer of FMR Corp., and FMR Corp., each may be deemed to have sole power to vote or direct the vote and to dispose of the 156,742,081 ordinary shares owned by COLT.

		Strategic Advisers, Inc., 82 Devonshire Street, Boston, MA 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. Strategic Advisers, Inc. has sole voting and dispositive power over 29,913,045 shares or 4.27% of the ordinary shares deemed to be outstanding at December 31, 2000, beneficially owned through Strategic Advisers, Inc.

		Fidelity Investors Limited Partnership ("FILP"), 82
	Devonshire Street, Boston, Massachusetts 02109, a Delaware limited partnership, is the beneficial owner of 131,049,559 shares or 18.70% of the ordinary shares deemed to be outstanding at December 31, 2000 of the Company. Fidelity Investors Management, LLC ("FIML"), a Delaware limited liability company, is the general partner and investment manager of FILP, and is an investment manager registered under Section 203 of the Investment Advisers Act of 1940. The members of FIML and the limited partners of FILP are certain shareholders and employees of FMR Corp.

		On October 3, 2001, COLT announced that it plans to raise approximately 400 million British pounds sterling (which is equivalent to approximately $587.7 million or 639.6 million euros) through an open offer on a pre-emptive basis to qualifying shareholders (the "Offering"). COLT also announced that COLT and FMR had entered into an open offer agreement (the "Agreement"). Pursuant to the terms of the Agreement FMR has agreed, subject to certain conditions, to purchase its proportionate share in the Offering, to purchase the share of any other shareholder that declines to participate in the Offering and to purchase an additional number of shares, if any, that would give FMR a 54% ownership in COLT following the Offering. FMR disclaims "beneficial ownership" of the securities that may be purchased by it pursuant to the Agreement because its purchase is currently subject to certain material conditions, including independent shareholder approval and regulatory approvals, that are not within its control.

		Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp.
	and Abigail P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

		Fidelity International Limited, Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. Fidelity International Limited is the beneficial owner of 28,140,475 ordinary shares or 4.02% of the ordinary shares deemed to be outstanding at December 31, 2000 of the Company. Additional information with respect to the beneficial ownership of Fidelity International Limited is shown on Exhibit B, page 9.


Exhibit B
SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

		This Exhibit has been prepared to identify Fidelity International Limited (FIL), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a Bermudan joint stock company incorporated for an unlimited duration by private act of the Bermuda Legislature and an investment adviser to various investment companies and certain institutional investors, as a beneficial owner of the 28,140,475 ordinary shares or 4.02% of the ordinary shares deemed to be outstanding at December 31, 2000 of the Company.

		Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR Corp. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR Corp. FIL currently operates as an entity independent of FMR Corp. and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliated company of Fidelity, are non-U.S. entities.

		A partnership controlled by Edward C. Johnson 3d and members of his family owns shares of FIL voting stock with the right to cast approximately 39.89% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. Other than when one serves as a sub adviser to the other, their investment decisions are made independently, and their clients are generally different organizations.

		FMR Corp. and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR Corp. is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and FIL on a joint basis.

		FIL does not have a present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.







 .


Exhibit C
SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

		The undersigned persons, on October 10, 2001, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Ordinary Shares of COLT Telecom Group Plc at December 31, 2000.

FMR Corp.

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of FMR Corp. and its direct and indirect
	subsidiaries

Edward C. Johnson 3d

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Edward C. Johnson 3d

Abigail P. Johnson

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Abigail P. Johnson

Fidelity Management & Research Company

By   /s/Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel








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